Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-192835

Northern States Power Company
(a Wisconsin corporation)

$100,000,000 3.30% FIRST MORTGAGE BONDS, SERIES DUE JUNE 15, 2024

Issuer:	Northern States Power Company (a Wisconsin corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	June 16, 2014
Settlement Date:	June 23, 2014 (T+5)
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2014
Principal Amount:	$100,000,000
Maturity Date:	June 15, 2024
Reference Benchmark:	2.50% due May 15, 2024
Benchmark Price:	99-06+
Benchmark Yield:	2.592%
Re-offer Spread:	+75 bps
Re-offer Yield:	3.342%
Coupon:	3.30%
Price to Public:	99.647%
Net Proceeds to Issuer:	$98,997,000 (before transaction expenses)
Make-Whole Call:	Prior to December 15, 2023, T +15 bps
Par Call:	On or after December 15, 2023
CUSIP/ISIN:	665789AY9/US665789AY98
Minimum Denominations:	$1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146 or Wells Fargo Securities, LLC, toll free at 1-800-326-5897.